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                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                        Planet Polymer Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    727044109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of event which requires filing of this statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)


----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 727044109                  13G
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   (1)   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                                                   Richard Zorn

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   (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [ ]
                                                                     (b)  [ ]

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   (3)   SEC USE ONLY

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   (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States

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NUMBER OF          (5)      SOLE VOTING POWER

SHARES                                                           219,300
                   -------------------------------------------------------------
BENEFICIALLY       (6)      SHARED VOTING POWER

OWNED BY                                                         450,500
                   -------------------------------------------------------------
EACH               (7)      SOLE DISPOSITIVE POWER

REPORTING                                                        219,300
                   -------------------------------------------------------------
PERSON WITH        (8)      SHARED DISPOSITIVE POWER

                                                                 450,500
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   (9)             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                   REPORTING PERSON

                                                                 669,800

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   (10)            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES **

                                                                     [ ]

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   (11)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                    7.7%
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   (12)           TYPE OF REPORTING PERSON  *

                                                                     IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1.
         (a) The name of the issuer is Planet Polymer Technologies, Inc. (the "Corporation").

         (b) The Corporation's executive office is located at 9985 Businesspark Avenue, San Diego, CA 92131.

Item 2.
         (a)    The person filing this statement is Richard Zorn.

         (b)    Mr. Zorn's residence is 1120 Park Avenue, New York, NY 10128.

         (c)    Mr. Zorn is a United States citizen.

         (d)    The Security is common stock, no par value per share.

         (e)    The CUSIP Number of the Security is 727044109.

Item 3.
         Not applicable.

Item 4.
         (a) Mr. Zorn is the beneficial owner of 669,800 shares of the Security through the following:

                o his direct, personal ownership of 52,100 shares of the Security;

                o   his IRA account which holds 80,000 shares of the Security;

                o his power of attorney for the management of the account of his daughter, Katherine Zorn, which holds 13,200 shares of the Security;

                o his position as President of The Zorn Foundation, Inc., which owns 31,000 shares of the Security;

                o his position as Trustee of Lillian R. Zorn Trust for Grandchildren which owns 13,000 shares of the Security;

                o his position as General Partner of LRZ Family Limited Partnership, which owns 30,000 shares of the Security; and

                o his ownership of Benchmark Capital Advisors, Inc. ("Benchmark"), an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of Benchmark's investment discretion over accounts of its customers that hold 450,500 shares of the Security.

         (b) The amount of shares of the Security beneficially owned by Mr. Zorn is 7.7% of the total outstanding shares of the Security.




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         (c)(i)     Mr. Zorn has the sole power to vote or to direct the vote
                    of 219,300 shares of the Security.
            (ii) Mr. Zorn the power to vote or direct the vote of 450,500 shares of the Security.
            (iii)   Mr. Zorn has the sole power to dispose, or to direct the
                    disposition, of 219,300 shares of the Security.
            (iv)    Mr. Zorn shares the power to dispose, or to direct the
                    disposition, of 450,500 shares of the Security.




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Item 5.
         Not applicable

Item 6.
         The clients of Benchmark, Katherine Zorn, The Zorn Foundation, Inc., Lillian R. Zorn Trust for Grandchildren, and LRZ Family Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these individuals has an interest in 5% or more of the total outstanding shares of the Security.

Item 7.
         Not applicable.

Item 8.
         Not applicable.

Item 9.
         Not applicable.

Item 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


September 24, 2001
------------------
Date


                                                By /s/ Richard Zorn
                                                   ----------------
                                                   Richard Zorn